SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2013

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

MARKET ANNOUNCEMENT

In response to Oficio GAE 4.379-13 - BM&FBovespa, transcribed below, regarding news published today in the press, concerning the cancellation of the credit line from Caixa Econômica Federal - CEF, specific for restructuring and extension of the debt balance of the loan agreements signed by the subsidiary Companies of Eletrobras, with RGR funding, we hereby clarify:

The mentioned credit line approved by CEF for Eletrobras presented attractive terms to Eletrobras, which would allow better management of the liabilities of the subsidiary Companies of Eletrobras, with consequent extension of its debt profile and enhancement of the economic and financial performance of these companies.

However, as reported in the Market Announcements of November 22, 2013 and December 2, 2013, the transaction was subject to the fulfillment of the contractual terms which were discontinued due to the information that the line of credit was cancelled.

GAE 4379-13

December 4, 2013

 Centrais Elétricas Brasileiras S.A. - Eletrobras

Investor Relations Officer

Mr. Armando Casado de Araújo

Dear Sirs,

 We request clarification by December 5, 2013, regarding the mentioned article in Valor Econômico newspaper, edition of December 4, 2013, title “ The Government decides to cancel the operation between Caixa and Eletrobras” as well as any other information you may consider important,specially the subsequent effects.

This request falls within the scope of the cooperation agreement, signed by CVM and BM&FBOVESPA on December 13, 2011, and your non-compliance may subject the company to the possible imposition of a coercive fine (multa cominatória) by the supervisor of relationships with companies – SEP of CVM, in accordance with the provisions of CVM Instruction No. 452/07.

Sincerely

Nelson Barroso Ortega

Department of relations with issuers

BM&FBOVESPA S.A. - Bolsa de Valores, Mercadorias e Futuros

c.c. CVM - Comissão de Valores Mobiliários

Sr. Fernando Soares Vieira - Superintendent of relationships with companies

Sr. Waldir de Jesus Nobre - Superintendent of market relations and intermediaries”

Rio de Janeiro, December 4, 2013.

Armando Casado de Araujo

CFO and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 4, 2013
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.